PRESS RELEASE

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-291303

Date: November 6, 2025

Greenfire Resources Announces Launch of Rights Offering and Conditional Notice of
Redemption for its Senior Secured Notes due 2028

CALGARY, ALBERTA – November 6, 2025 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”) today confirmed the launch of its previously announced CAD$300 million rights offering (the “Rights Offering”) and the conditional redemption of its outstanding US$237.5 million aggregate principal amount of 12% senior secured notes due 2028 (the “2028 Notes”).

The Rights Offering is available to holders of common shares of the Company (the “Common Shares”) of record as at the close of business on November 17, 2025 (the “Record Date”). Pursuant to the Rights Offering, each holder of Common Shares as at the Record Date will receive one right (a “Right”) for each Common Share held. Each Right entitles the holder thereof to subscribe for 0.7849 Common Shares and every 1.2740 Rights entitle an eligible holder to subscribe for one Common Share at a subscription price of either CAD$5.44 or US$3.85 (the “Subscription Price”). The Subscription Price reflects a 15% discount to Greenfire’s 2-day volume-weighted-average share price as of close of business on November 5, 2025, which reflects the minimum permitted discount for a rights offering under applicable TSX rules. Subject to any further restrictions that a shareholder’s securities broker or dealer, bank or trust company may impose, determination of the subscription price currency in Canadian dollars or United States dollars will be at the subscriber’s sole discretion.

The Rights Offering includes an additional subscription privilege under which eligible holders of Rights who exercise all of the Rights issued to them under their basic subscription privilege will be entitled to subscribe for additional Common Shares, if available, that are not otherwise subscribed for under the Rights Offering.

In connection with the Rights Offering, Greenfire has entered into a standby purchase agreement with certain limited partnerships comprising Waterous Energy Fund (collectively, the “WEF Shareholders”), (the “Standby Purchase Agreement”). The WEF Shareholders currently own approximately 55.9% of the Company’s outstanding Common Shares and have agreed, subject to certain terms and conditions, to exercise their basic subscription privilege in full and will, on a proportionate basis to each of the WEF Shareholder’s current Common Share holdings, purchase all of the Common Shares that are not otherwise subscribed for and purchased under the Rights Offering by holders of Rights so that the maximum number of Common Shares issuable under the Rights Offering, will be issued and purchased (the “Standby Commitment”). No standby fee will be paid to the Standby Purchasers in connection with the Rights Offering.

The Company expects to raise gross proceeds of approximately $300 million from the Rights Offering and intends to use the proceeds less offering expenses, together with cash on hand, to fund the redemption of the 2028 Notes, as described below. Full details of the Rights Offering are set out in the Rights Offering notice (the “Rights Offering Notice”) and Rights Offering Circular (the “Rights Offering Circular”), which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Concurrently with the launch of the Rights Offering, the Company issued a conditional notice of redemption for the 2028 Notes. The redemption price for the notes is 106.000% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest, through December 18, 2025. The redemption date is expected to occur on December 19, 2025. The redemption of the 2028 Notes is subject to completion of the Rights Offering. In the Company’s discretion, the redemption may not occur and the redemption notice may be rescinded in the event such condition shall not have been satisfied by the redemption date.

A statement issued by the rights agent, Odyssey Trust Company, under the direct registration system (“Rights DRS Advice”) will be mailed to each eligible registered holder of Common Shares as at the Record Date, together with a copy of the Rights Offering Notice. To subscribe for Common Shares issuable under the Rights Offering, registered holders of Common Shares must complete the subscription form attached to the Rights DRS Advice (the “Subscription Form”) and deliver the Rights DRS Advice and Subscription Form, together with payment of the aggregate Subscription Price (including payment for any subscription pursuant to the additional subscription privilege), by mail to the Rights depositary and subscription agent, Odyssey Trust Company, prior to 4:00 p.m. (the “Expiry Time”) on December 16, 2025 (the “Expiry Date”). Shareholders who hold their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights Offering is being made to all eligible holders of Common Shares as of the Record Date who are resident in any of the provinces of Canada or the United States (the “Eligible Jurisdictions”). Accordingly, and subject to the detailed provisions of the Rights Offering Circular, Rights will not be delivered to, nor will they be exercisable by, persons resident outside of any of the Eligible Jurisdictions, unless such Rights holder can establish that the exercise of Rights would be lawful and in compliance with all securities and other laws applicable to the Company and the jurisdiction such holder is a resident.

The Rights are transferable and will be listed for trading on the TSX at the opening of trading on the Record Date under the symbol “GFR.RT” and will cease trading at 12:00 p.m. (Toronto time) on the Expiry Date. It is expected that the Rights will begin trading on a “When-Issued” basis on the NYSE on November 14, 2025, under the symbol “GFR RTWI” and will begin regular-way trading under symbol “GFR RT” on November 25, 2025. The Rights will cease trading on the NYSE before market open on the Expiry Date. Holders of Rights may sell their Rights through the facilities of the TSX and NYSE. Rights not exercised at or prior to the Expiry Time on the Expiry Date will be void and of no value and will be cancelled.

As at the date hereof there are 70,256,512 Common Shares issued and outstanding. The Company expects that following the closing of the Rights Offering there will be 125,403,570 Common Shares issued and outstanding.

Related Party Transaction

The Rights Offering is not subject to the related party provisions of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions based on a prescribed exception for rights offerings. The terms of the Rights Offering and the entry into the Standby Purchase Agreement on behalf of the Company was considered and approved by a special committee comprised of independent members of the Board of Greenfire with no material interest in the Rights Offering or connection to the WEF Shareholders.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither this Rights Offering nor the Rights or Common Shares issuable in connection with this Rights Offering have been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities regulator nor has the SEC or any state securities regulator passed upon the accuracy or adequacy of the Circular. Any representation to the contrary is a criminal offence.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein, and no securities regulatory authority has either approved or disapproved the contents of this news release.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell with respect to any securities. The Rights and the Common Shares issuable pursuant thereto will be issued by way of the Rights Offering Notice and Rights Offering Circular filed with the securities commission or similar authority in each of the provinces of Canada.

The Company has filed a registration statement on Form F-10 (including the Rights Offering Notice and Rights Offering Circular) with the SEC for the Rights Offering to which this news release relates. Before you invest, you should read the Rights Offering Notice and the Rights Offering Circular included in the registration statement on Form F-10 and the other documents that the Company has filed with the SEC for more complete information about the Company and the Rights Offering, especially risk factors relating to the securities offered. Prospective investors may read and download any public document that Greenfire has filed with Canadian securities regulators, including the Rights Offering Notice and Rights Offering Circular, on Greenfire’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca. Greenfire’s registration statement on Form F-10, reports and other information filed by Greenfire with and furnished to the SEC can be read and downloaded on Greenfire’s profile on the SEC’s Electronic Data Gathering and Retrieval (EDGAR) website at www.sec.gov.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Forward-Looking Information

This news release contains certain “forward-looking statements” concerning anticipated future events, results, circumstances, performance or expectations with respect to the Company and its operations, including its strategy and financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “schedule”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. The forward-looking statements contained in this news release include, but are not limited to: the anticipated timing of closing of the Rights Offering; the approval of the Rights Offering by the TSX; the satisfaction of the Standby Commitment; the anticipated use of proceeds to redeem the outstanding 2028 Notes; the expected redemption of the 2028 Notes, including the timing thereof; and other future potential business acquisition opportunities. Forward-looking statements are based on underlying assumptions and management’s beliefs, estimates and opinions, and are subject to inherent risks and uncertainties surrounding future expectations generally that may cause actual results to vary from plans, targets and estimates. Some of the important risks and uncertainties that could affect forward-looking statements include, but are not limited to: failure to close the Rights Offering or redeem the 2028 Notes; and operational, general economic, market and business conditions, regulatory developments and weather. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 17, 2025 which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company cautions readers that actual results may vary significantly from those expected should certain risks or uncertainties materialize or should underlying assumptions prove incorrect. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

3